
April 14, 2022

Bill W. Wheat
Executive Vice President and Chief Financial Officer
D. R. Horton, Inc.
1341 Horton Circle
Arlington, TX 76011

> **Re: D. R. Horton, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed November 18, 2021**
> **File No. 001-14122**

Dear Mr. Wheat:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction